03002860

SE[C] ... COMMISSION
... [20]549

OMB APPROVAL
OMB Number: 3235-0123
Expires: October 31, 2004
Estimated average burden hours per response.......12.00

SEC MAIL PROCESSING SECTION RECEIVED FEB 1 0 2003 WASH., D.C. 155

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-17574~~ 8-30673

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Liberties Securities, Inc. D/B/A First Liberties Financial

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8211 Fifth Avenue
(No. and Street)

Brooklyn (City) New York (State) 11209 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Harvey Reichenthal (718) 748-3250
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Biron, Milton
(Name – *if individual, state last, first, middle name*)

1092 Beach 12th St. (Address) Far Rockaway (City) NY (State) 11691 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 1 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Harvey Reichenthal, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Liberties Securities, Inc. D/B/A First Liberties Financial, as of February 4, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARTHA SIGNORILE
Notary Public, State of New York
Qualified in Kings County
No. 01SI4807083
Commission Expires Oct. 31, 2004

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST LIBERTIES SECURITIES, INC

D/B/A/FIRST LIBERTIES FINANCIAL

FINANCIAL STATEMENTS

DECEMBER 31, 2002

MILTON BIRON
CERTIFIED PUBLIC ACCOUNTANT

1092 BEACH 12th STREET
FAR ROCKAWAY, N.Y. 11691

FIRST LIBERTIES SECURITIES, INC.
D/B/A/ FIRST LIBERTIES FINANCIAL
FINANCIAL STATMENTS

INDEX

	PAGE
Financial Statements	1
	2
Index	
Accountants Audit Report	3
Statement of Financial Position	4
Statement of Operations	5
Statement of Retained Earnings	6
Statement of Cash Flow	7
Notes to financial Statement	8-9
Information relating to the Possession or Control Requirements	10
Computation of Net Capital	11
Computation for Determination of Reserve	12
Stockholders Equity	13
Reconciliation between Net Capital and 15c3-3 Reserve Reqirements	13
Statement of the adequacy of the accounting system	13

MILTON BIRON
CERTIFIED PUBLIC ACCOUNTANT
1092 BEACH 12TH STREET
FAR ROCKAWAY, N.Y. 11691

FA 7- 3477

First Liberties Securities, Inc.
D/B/A First Liberties Financial
8211 5th Avenue
Brooklyn, New York 11209

I have examined the statement of financial position of First Liberties Securities, Inc. as of December 31, 2002 and the related statements of operations, retained earnings, and statement of changes in financial position for the period Jan. 1, 2002 to December 31, 2002 My examination was made in accordance with generally accepted auditing standards and, accordingly included such tests of the accounting records and such other auditing procedures as I considered necessary in the circumstances.

In my opinion, the financial statements referred to above present fairly the financial position of First Liberties Securities, Inc. and changes in financial position, as of December 31, 2002 and the results of its operations for the period then ended, in conformity with generally accepted accounting principles applied on a consistent basis.

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for the purpose of additional analysis and is not a required part of the basic financial statements. This information has beeen subjected to the auditing procedures applied in the examination of the basic financial statements, and, in my opinion is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Milton Biron

Milton Biron
Certified Public Accountant
Far Rockaway, New York 11691
January 31,2003

FIRST LIBERTIES SECURITIES, INC.
D/B/A FIRST LIBERTIES FINANCIAL
STATEMENTS OF OPERATIONS
TWELVE MONTHS ENDED DECEMBER 31, 2002

INCOME	(48,530)
COSTS AND EXPENSES	
Corporate taxes	698
Commissions	(25,717)
Promotions	4,604
Repairs & maintenance	1,525
Margin interest	305
Bank charges	69
Licenses & Fees	1,845
Insurance	17,100
Communications	10,093
Utilities	4,691
Rent	3,020
Office	7,117
Professional	775
Postage	204
	=====
Total Costs and Expenses	26,329
NET INCOME	(74,859)

SEE ACCOUNTANT'S EXAMINATION REPORT AND
ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

FIRST LIBERTIES SECURITIES, INC.
D/B/A FIRST LIBERTIES FINANCIAL
STATEMENT OF RETAINED EARNINGS
TWELVE MONTHS ENDED DECEMBER 31, 2002

RETAINED EARNINGS, December 31, 2001		227,747
NET PROFIT OR (LOSS)		(74,859)
RETAINED EARNINGS, December 31, 2002	152,888	

SEE ACCOUNTANT'S EXAMINATION REPORT AND
ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

FIRST LIBERTIES SECURITIES, INC.
D/B/A FIRST LIBERTIES FINANCIAL
STATEMENT OF CASH FLOW
DECEMBER 31, 2002

SOURCES OF FUNDS		
Net Income	(74,859)	
USES OF FUNDS	0	
NET DECREASE IN WORKING CAPITAL		(74,859)

CHANGES IN WORKING CAPITAL BY COMPONENT CURRENT ASSETS INCREASE (DECREASE)	
Cash	27,609
Commissions Receivable	(2,305)
Interest Receivable	(4)
Marketable Securities	(149,534)
Total Change in Current Assets	(124,234)
CURRENT LIABILITIES (INCREASE) DECREASE	
Accounts Payable	49,375
Total Change in Current Liabilities	49,375
NET CHANGE IN WORKING CAPITAL	(74,859)

FIRST LIBERTIES SECURITIES, INC.
D/B/A FIRST LIBERTIES FINANCIAL
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31,2002

NOTE 1- ACCOUNTING POLICIES

A summary of significant accounting policies follows:

THE COMPANY- First Liberties Securities, Inc. was incorporated in New York State on October 5, 1983. The corporation is 100 % owned by Harvey Reichenthal. The firm's major activity is Investment Brokerage.

MARKETABLE SECURITIES- Marketable securities are valued at the lower of cost or market value.

METHOD OF ACCOUNTING- The accompanying financial statements are prepared on the accrual basis of accounting.

ALLOWANCE FOR BAD DEBTS- Since its inception the company has not had any bad debts.

NOTE 2 - COMMISSIONS RECEIVABLE

The commissions receivable represent monies due from various customers. None of the receivables were greater than thirty days old.

NOTE 3- MARKETABLE SECURITIES

At December 31, 2002 the market value of current marketable equity securities decreased from their aggregate cost by $153,843.59. Results of operations for 2002 included a net unrealized loss in that amount.

FIRST LIBERTIES SECURITIES, INC.
D/B/A FIRST LIBERTIES FINANCIAL
NOTES TO FINANCIAL STATEMENT
DECEMBER 31,2002

NOTE 4- FIXED ASSETS

Office Furniture and Equipment cost $3015 and was fully depreciated over a 3 year estimated useful life.

NOTE 5- DEPOSIT

Deposit consists of the following :

PERSHING- a division of Donaldson, Lufkin & Jenrette Securities Corporation- Security Dealers	25,000

NOTE 6- LEASING ARRANGEMENTS

The Company conducts its business from facilities owned by the Corporation's President, Harvey Reichenthal. Rent expense for the twelve months ended December 31, 2002was $3,020

FIRST LIBERTIES SECURITIES, INC.
D/B/A FIRST LIBERTIES FINANCIAL
COMPUTATION OF NET CAPITAL
DECEMBER 31,2002

Total Ownership Equity From Statement of Financial Condition	187,888
Deduct Ownership Equity Not Allowable for Net Capital	0
Total Ownership Equity Qualified for Net Capital	187,888
Less: Total Nonallowable Assets	0
Less : Total Haircut	58,097
NET CAPITAL	129,791

FIRST LIBERTIES SECURITIES, INC.
D/B/A FIRST LIBERTIES FINANCIAL
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS
DECEMBER 31,2002

Minimum Net Capital Required (6 2/3% of indebtedness)	8,423
Minimum Dollar Net Capital Requirement of reporting broker or dealer	100,000
Net Capital Required (greater of the above)	100,000
Excess Net Capital (net Capital Less Net Capital Requirements)	29,791
Excess of Net Capital at 1000%. (net Capital Less 10% of total indebtedness)	117,155